

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Yovav Sameah
Chief Executive Officer
ScoutCam Inc.
Suite 7A, Industrial Park, P.O. Box 3030
Omer, Israel 8496500

 Re: ScoutCam Inc.
 Registration Statement on Form S-1
 Filed May 4, 2021
 File No. 333-255752

Dear Mr. Sameah:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Kasey Robinson at 202-551-5880 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Shachar Hadar, Adv.